Date: May 2, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F street, N.E.

Washington D.C., 20549-7010

Att: Chambre Malone or Dieter King

Re: Great Wall Builders Ltd.,

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed September 24, 2010

Form 10-Q for the Period Ended September 30, 2010

File No.333-153182

Dear Chambre Malone or Dieter King:

In response to your letter dated April 19, 2011, concerning the above captioned matter, I am responding to your comments:

Paragraph numbering used for each response corresponds to the numbering used in your comment letter.

Form 10-K/A for Fiscal Year ended June 30, 2010

Item 9A. Controls and Procedures, page 15

1. We note your response to comment 14 in our letter dated February 14, 2011, as well as your revised disclosure, which appears to be contradictory. In your revised disclosure you indicate that management conducted an assessment of your internal control over financial reporting as of June 30, 2010, and identified material weaknesses. However, in the last sentence of the same paragraph, you indicated that no material weakness was identified. In light of these conflicting statements,

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please tell us whether or not your internal control over financial reporting was effective as of June 30, 2010. If you had one or more material weaknesses in your internal control over financial reporting, please provide us with a detailed analysis as to how you were nonetheless able to conclude that you disclosure controls and procedures were effective. Please also reconsider whether you have a disclosure obligation under Item 308(c) of Regulation S-K due to changes in your internal control over financial reporting. Finally, please amend your annual report on For 10-K, as necessary, to address the issues raised in this comment.

Response: It was a typographical error. We have made appropriate corrections. It should read " management conducted an assessment of our internal control over financial reporting as of June 30, 2010, and identified no material weakness." page 15.

Item 13. Certain Relationships and Related Transactions .... page 19

2. We note your response to comment 17 in our letter dated February 14, 2011. The transaction appears to be a related party transaction under Items 404(a) and (d) of Regulation S-K. Please note the method for determining the reporting threshold in Item 404(d) (1). In future filings, please disclose all information regarding any related party transactions in accordance with Item 404.

Response: We have included $2,000 advanced funds from our officer as related transaction. Page 19.

4. We note your response to comment 18 in our letter dated February 14, 2011. We reissue the comment in part. Please tell us who signed in the capacity of your principal accounting officer and, in future filings, please provide a signature for the principal accounting officer or otherwise identify who is signing in the capacity of your principal accounting officer.

Response: Our Principal Accounting Officer is Tian Jia. Tian Jia is signing in the capacity as our Principal Accounting Officer.

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Forms 10-Q/A for Fiscal Quarters Ended March 31, 2010 and September 30, 2010

5. Forms 10-Q/A for Forms 10-Q/A to provide a signature page. Please refer to General Instruction G to Form 10-Q and the Signatures section of Form 10-Q.

Response: The Company has provided the proper signature in our amended Forms 10-Q/A filing.

Exhibit 31

6. In future filings, please provide correct Exchange Act rule references in the introductory phrase of paragraph 4 of the officer certification.

Response The Company has provided proper introductory phrases of Paragraph 4 of the officer certification in our prior 10-Q/A filings.

7. We note your response to comment 20 in our letter dated February 14, 2011. We reissue the comment as you have neither stated whether your disclosure controls and procedures were effective at a reasonable assurance level nor indicated whether management's conclusion was based on the full definition of disclosure controls and procedures as provided under the Exchange Act rules. Please also respond to this comment with respect to your management's conclusion regarding your disclosure controls and procedures provided in your Form 10-Q for the fiscal quarter ended December 31, 2010.

Response: The Company stated, "our disclosure controls and procedures were effective at a reasonable assurance level. " in our amended 10Q/A filings.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010.

8. Please amend your Form 10-Q to provide an executed certification for your chief executive officer and Chief financial officer that includes the full text of the introductory language in paragraph four as stated in Item 601(b) (31) (i) of Regulation S-K.

Response: The Company has included the full text of the introductory language in paragraph 4 as stated in Item 601(b) (31)(1) of Regulation S-K in our amended Form 10-Q for the Fiscal quarter Ended December 31, 2010.

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If you have further questions or comments, Please fax your correspondence to:

(281) 575-6983 and also send me an e-mail: ngltian@yahoo.com thank you for your attention.

Great Wall Builder Ltd.,

/s/ Tian Jia

Tian Jia, CEO/CFO